SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October, 2005                  Commission File Number: 1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                          BCE Place, Canada Trust Tower
                                   Suite 3700
                          161 Bay Street, P.O. Box 212
                                Toronto, Ontario
                                 Canada M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F                        Form 40-F   X
                   ------                            -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                                 No  X
                   -----                              ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE


The Registrant's Comparative Unaudited Interim Consolidated Financial Statements and the notes thereto for the nine months ended September 30, 2005 prepared in accordance with U.S. generally accepted accounting principles for that same period, together with Management's Discussion and Analysis of Financial Results for the nine months ended September 30, 2005 (contained on pages 4 to 38 inclusive and page 43 of Exhibit 99.1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission October 31, 2005, are incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                BARRICK GOLD CORPORATION



Date: October 31, 2005                      By: /s/ Sybil E. Veenman
                                                -------------------------------
                                                Name:  Sybil E. Veenman
                                                Title: Vice President, Assistant
                                                       General Counsel and
                                                       Secretary

                                     EXHIBIT

 Exhibit       Description of Exhibit
 -------       ----------------------

    99.1 Barrick Gold Corporation Third Quarter Report for 2005, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the notes thereto for the quarter ended September 30, 2005 and Management's Discussion and Analysis (US GAAP) for the same period.